October 16, 2019

Steven W. Streit
Chief Executive Officer
Green Dot Corp
3465 E. Foothill Blvd.
Pasadena, CA 91107

       Re: Green Dot Corp
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 27, 2019
           Form 10-Q for the period ending June 30, 2019
           Filed August 9, 2019
           File Number 001-34819

Dear Mr. Streit:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance